As filed with the Securities and Exchange Commission on June 21, 2019.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

ABERDEEN EMERGING MARKETS EQUITY INCOME
FUND, INC.

(Name of Subject Company (issuer))

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

168834109

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

Aberdeen Emerging Markets Equity Income Fund, Inc.

c/o Aberdeen Standard Investments Inc.

1735 Market Street 32nd Floor

Philadelphia, Pennsylvania 19103

Telephone: (215) 405-5773

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margery Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$70,395,700.56 (a)	$8,531.96 (b)

(a)              Calculated as the aggregate maximum purchase price to be paid 8,956,196 shares in the offer, based upon a price per share of $7.86, which represents 98% of the net asset value per share of the close of the regular trading session of the NYSE American on June 18, 2019.

(b)              Calculated at $121.20 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, by Fee Advisory #1 for Fiscal Year 2019, effective October 1, 2018.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $8,276.22

Form or Registration No.: Schedule TO

Filing Party: Aberdeen Emerging Markets Equity Income Fund, Inc.

Date Filed: May 17, 2019

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Introductory Statement

This Amendment No. 3 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Aberdeen Emerging Markets Equity Fund, Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on May 17, 2019, which was amended and restated on May 23, 2019, (as amended on June 18, 2019 and further amended hereby, the “Schedule TO”) in order to add exhibit (a)(7), a copy of the press release issued by the Fund dated June 21, 2019 announcing the final results of the offer and the information contained therein is incorporated by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.                                                  Exhibits

(a)(1)(i)	Offer to Purchase.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.*
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Letter of Exchange/Transmittal.*
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Text of press release issued on May 16, 2019.*
(a)(6)	Text of press release issued on June 18, 2019. *
(a)(7)	Text of press release issued on June 21, 2019.
(b)	None.
(d)	Standstill Agreement with City of London Investment Management Company Limited.*
(g)	None.
(h)	None.

* Previously filed.

Item 13.                                                  Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

By:	/s/ Lucia Sitar, Esq.

Name: Lucia Sitar, Esq.
Title: Vice President of the Fund
Dated: June 21, 2019